PROSPECTUS SUPPLEMENT NO. 43 (To Prospectus dated September 13, 2011)	Filed pursuant to Rule 424(b)(3) Registration No. 333-176618

Portage Biotech Inc.

61,102,500 Shares of Common Stock
_____________________________

This prospectus supplement updates and supplements the prospectus dated September 13, 2011, relating to the resale of up to 61,102,500 shares of our common stock by certain selling stockholders.

This prospectus supplement contains updated information relating to a news release dated May 5, 2014, announcing that Biohaven Pharmaceutical Holding Company Limited (“Biohaven”), where Portage Biotech Inc. holds 54% equity, has been issued a notice of allowance related to Biohaven’s intellectual property licensed from Yale University, by the U.S. Patent and Trademark Office; on Form 6-K, which was filed with the U.S. Securities and Exchange Commission on May 5, 2014.

You should read this prospectus supplement in conjunction with the prospectus dated September 13, 2011, including any supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus and any supplements thereto, except to the extent the information in this prospectus supplement supersedes the information contained in the prospectus and any supplements thereto.

Our common stock is quoted on the Over-the-Counter (OTC) Bulletin Board under the symbol “PTGEF” and on the Canadian National Stock Exchange (CNSX) under the symbol PBT.U.

The high and low bid prices for our common stock on the OTC Bulletin Board on May 5, 2014 were US$0.11 and US$0.10 per share respectively. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

Investing in our common shares involves a high degree of risk.  See “Risk Factors” beginning on page 11 of the prospectus.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

____________________________

Prospectus Supplement dated May 6, 2014

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014
Commission File Number 0-30314

PORTAGE BIOTECH INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

BONTAN CORPORATION INC.
(Former name, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

NEWS RELEASE

PORTAGE’S BIOHAVEN ISSUED NOTICE OF ALLOWANCE: GLUTAMATE AGENTS IN THE TREATMENT OF MENTAL DISORDERS

Intellectual property licensed from Yale University protects the use of certain glutamate modulating agents in the treatment of Generalized Anxiety Disorder

Toronto, Ontario, May 5, 2014 – Portage Biotech Inc. (“Portage”) (OTCQB: PTGEF, CNSX: PBT.U), is pleased to announce that Biohaven Pharmaceutical Holding Company Limited (“Biohaven”), where it holds 54% equity, has been issued by the U.S. Patent and Trademark Office (“USPTO”) a notice of allowance related to Biohaven’s intellectual property licensed from Yale University (U.S. Patent Application No. 11/399,188). The patent claims cover the use of certain glutamate modulating agents in the treatment of Generalized Anxiety Disorder (GAD).

GAD affects approximately 6.8 million adults or 3% of the U.S. population. GAD is characterized by excessive anxiety and uncontrollable worry that interferes with an individual’s daily functioning. Anxiety symptoms are often accompanied by restlessness, fatigue, difficulty concentrating, irritability, muscle tension and increased sleep. GAD is more common in women than men and is often characterized by a chronic course. Current medication treatments are fully effective in only half of patients.

“Many patients with generalized anxiety disorder have suffered from anxiety most of their lives and there is an urgent need for novel treatments,” commented Robert Berman M.D. Chief Medical Officer of Biohaven and Adjunct Professor of Psychiatry, Yale University School of Medicine.

Declan Doogan M.D., CEO of Portage and Executive Chairman of BioHaven, added, “The patent being issued by the USPTO will provide strong IP protection for our lead candidate in GAD. We expect to enter initial clinical studies within a year.” Preclinical and clinical studies suggest that dysfunction in glutamatergic neurotransmission plays a central role in the pathophysiology of mood and anxiety disorders. Directly targeting the glutamatergic system may lead to more effective treatments for mood and anxiety disorders that fail to respond to current monoamine based therapies.

About Biohaven

BioHaven is a privately-held biopharmaceutical company, wherein Portage holds 54% equity, is engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. BioHaven has a worldwide license from Yale University to use intellectual property relating to the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders. The company's first drug candidate is a glutamate modulating agent being developed for treatment-resistant mood and anxiety disorders.

About Portage:

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Apart from Biohaven, Portage also has fully owned subsidiary, Portage Pharmaceuticals Limited (“PPL”). PPL holds an exclusive worldwide licence in non-oncology fields and the know-how relating to the Antennapedia protein transduction technology developed by Trojantec. Antennapedia ("Antp"), is an unusual protein that allows for the delivery of drugs into a cell and even into the nucleus which is often the desired site of action. This protein coupled with a drug may even cross the blood brain barrier. Portage is developing a research pipeline of Antp-based drug candidates and evaluating their function and potential as new therapeutic agents for a variety of non-oncology indications.

Portage is seeking discovery and co-development partners in areas such as cancer, infectious disease, neurology and psychiatry developing novel targeted therapies and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

Portage seeks to work with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or investing human capital from our extensive pool of talented scientists and physicians. Specifically Portage will invest sweat equity as well as, or instead of, capital. This internal pool of drug developers, financiers, scientists and physicians will provide unique value-add for our partners including but not limited to mitigating risks, clinical trial design, regulatory expertise and maximizing the rewards.

For further information, contact Dr. Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. Any such statements reflect Portage's current views and assumptions about future events and financial performance. Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 5, 2014

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer